SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
000-22026
COMMISSION FILE NUMBER
RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
(Title of plan)
RENT-WAY, INC.
(Name of issuer of the securities held pursuant to the plan)
One Rent-Way Place, Erie, Pennsylvania 16505
(Address of the plan and principal executive office of issuer)

FINANCIAL STATEMENTS
RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2005

C O N T E N T S
(Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations and Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.)

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Rent-Way, Inc. 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, part III – schedule of non-exempt transactions and Schedule H, Line 4i – schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Malin, Bergquist & Company, LLP
Erie, Pennsylvania
June 22, 2006

RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As Of December 31, 2005 and 2004

	2005	2004
ASSETS

Investments, at fair value (Note 3)	$22,928,062	$20,675,526

LIABILITIES

Excess contribution payable	374,427	303,369

Net assets available for benefits	$22,553,635	$20,372,157

See Notes to Financial Statements

RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

Additions:
Investment income:
Dividends and interest	$978,576
Net appreciation in fair market value of investments (Note 3)	79,224

Contributions:
Employer	1,082,518
Employee	2,735,141
Employee rollovers	377,714

Other:
Settlement of lawsuit (Note 4)	20,910

Total additions	5,274,083

Deductions:
Distributions to participants	2,691,082
Return of excess contributions	374,427
Transactional expenses	27,096

Total deductions	3,092,605

Net increase	2,181,478

Net assets available for benefits:
Beginning of year	20,372,157

End of year	$22,553,635

See Notes to Financial Statements

RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
Note 1.	Description of Plan

The following summary description of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the Company) who are age 21 or older. Employees of the Company become eligible to participate in the Plan upon the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective April 1, 2004, Merrill Lynch Trust Company replaced Putnam Fiduciary Trust Company as the directed Trustee and record keeper (see Note 8).
Contributions
Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined in the Plan agreement, however, contributions may not exceed $14,000 in 2005 or $13,000 in 2004, as allowed by the Internal Revenue Code (IRC). The Plan also permits participant contributions to be rolled over from other qualified plans, which meet the requirements of Section 401(a) of the IRC. Rollovers are made in cash and then allocated to the investment options of the participant’s choice. During the plan year ended December 31, 2005 rollovers amounted to $377,714.
The Plan provides for a 50% Company matching contribution on the first 6% of eligible participant pay that is contributed to the Plan. Employer contributions are made in cash and the matching contributions are immediately allocated to the investment option of the participant’s choice.
The Plan failed to pass the Average Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2005 and 2004 Plan years. Excess contributions amounting to $374,427 and $303,369 are recorded as a liability in the accompanying statement of net assets available for benefits for the years ended December 31, 2005 and 2004, respectively. These excess contributions were recorded as a reduction of participant-directed contributions for the year ended December 31, 2005.

Note 1.	Description of Plan (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant’s employer contributions vest in 20% increments per year and are fully vested after five years of credited service.
Investment Options
Plan assets are invested in participant directed investment accounts in accordance with the Plan agreement. The Trustee provides the following options (the Funds) under the Plan. A participant may direct employee contributions in 1% increments in any of the following funds:
•	Merrill Lynch Retirement Preservation Trust
The Merrill Lynch Retirement Preservation Trust is a money market fund with a goal of preserving capital, liquidity, and current income at levels that are typically higher than the average money-market fund.

•	Alger MidCap Growth Institutional Portfolio
The Alger MidCap Growth Institutional Portfolio’s goal is long-term capital appreciation by investing primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

•	Pioneer High Yield Fund Class A The Pioneer High Yield Fund Class A seeks to maximize total return through a combination of income and capital appreciation.

•	American Balanced Fund Class R3
The American Balanced Fund Class R3 seeks conservation of capital, current income, and long-term growth of capital and income. The fund invests primarily in a broad range of securities, including stocks and bonds.

•	American Growth Fund of America Class R3
The American Growth Fund of America Class R3 seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

Note 1.	Description of Plan (continued)
•	American EuroPacific Growth Fund Class R3
The American EuroPacific Growth Fund Class R3 seeks to provide the investor with long-term growth of capital by investing primarily in stocks of issues located in Europe and the Pacific Basin.

•	Merrill Lynch Global Small Cap Fund Class A
The Merrill Lynch Global Small Cap Fund Class A seeks long-term growth of capital by investing primarily in a portfolio of equity securities of small-cap issuers located in various foreign countries and in the United States.

•	Merrill Lynch Basic Value Fund Class A
The objective of the Merrill Lynch Basic Value Fund Class A is to seek capital appreciation as well as income by investing in securities that management of the Fund believe to be undervalued.

•	Merrill Lynch Healthcare Fund Class A
The objective of the Merrill Lynch Healthcare Fund Class A is long-term capital appreciation through worldwide investment in equity securities of companies that, in the opinion of Fund management, derive or are expected to derive a substantial portion of their sales from products and services in healthcare.

•	Merrill Lynch Value Opportunities Fund Class A
The Merrill Lynch Value Opportunities Fund Class A seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that Fund management believes have special investment value, and emerging-growth companies regardless of size. Effective January 1, 2005, this fund was not available as an investment option to plan participants.

•	PIMCO Total Return Fund Class A The PIMCO Total Return Fund Class A seeks maximum total return, consistent with preservation of capital and prudent investment management.

•	Merrill Lynch S&P 500 Index Fund Class I
The Merrill Lynch S&P 500 Index Fund Class I seeks to match the performance of the S&P 500 Composite Stock Price Index as closely as possible before the deduction of fund expenses.

•	Merrill Lynch U.S. Government Mortgage Fund Class A
The Merrill Lynch U.S. Government Mortgage Fund Class A seeks high current return through investments in U.S. government securities and U.S. government agency securities, including Government National Mortgage Association (“GNMA”) mortgage-backed certificates and other mortgage-backed government securities.

Note 1.	Description of Plan (continued)
•	Dreyfus Premier Small Cap Value Fund Class A
The Dreyfus Premier Small Cap Value Fund Class A seeks capital appreciation by investing in stocks of small capitalization companies that are publicly traded in the United States where Fund management selects undervalued stocks for the fund. Effective January 1, 2005, this fund became available as an investment option to Plan participants.

•	Rent-Way Stock Fund
Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company (Common Shares). Participants holding Common Shares through the Stock Fund are permitted to vote such Common Shares in the same manner as any other shareholder and are furnished proxy materials to such effect. If a participant does not vote their proxy, the Trustee votes the proxy for the participant’s Common Shares. Effective April 1, 2004, the Rent-Way Stock Fund was eliminated as an investment option in the Plan. Participants invested in the Fund on the elimination date were permitted to retain their account balances, but are no longer allowed to contribute to the Fund.
Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1% above prime. Principal and interest are paid at least quarterly. Participants who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in a lump sum or have the loan balance outstanding considered a distribution subject to applicable tax laws.
At December 31, 2005, loans in default amounted to $274,746. However, these defaulted loans were secured by the borrowers’ account and are treated as distributions in 2005.
Plan Withdrawals
Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 59 1/2), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability or death is eligible to receive all amounts vested in their account relating to participant contributions, including rollovers and Company match. All non-vested portions will be forfeited immediately and may be used to reduce future Company match. Distributions are made in single lump sums or rollover. At December 31, 2005, there was $11,779 in participant accounts who have elected to withdraw from the Plan who were paid in 2006.

Note 1.	Description of Plan (continued)
Distributions on the Statement of Changes in Net Assets Available for Benefits include benefit payments, distributions to participants, decrease due to loan defaults and rollovers to other qualified plans.
Forfeited Accounts
Forfeitures can be utilized to reduce future Company matching contributions. During 2005 the Company utilized $79,346 of forfeited accounts to reduce employer matching contributions. At December 31, 2005 and 2004, the balance of unutilized forfeited accounts totaled $15,787 and $7,344, respectively.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.
Note 2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at the last sales price of the last business day of the year. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Note 2.	Summary of Significant Accounting Policies (continued)
At December 31, 2005 and 2004, the Plan did not hold any derivative financial instruments. The Plan could enter into derivative financial instruments to manage exposures to risks affecting the Plan’s investments. Although no such derivatives were entered into, they would be recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133).
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
The Company pays administrative expenses of active Plan participants.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
Merrill Lynch Retirement Preservation Trust	$4,213,198	$3,841,029
Alger MidCap Growth Institutional Portfolio	1,647,265	1,720,332
American Balanced Fund Class R3	1,170,420	1,198,559
American Growth Fund of America Class R3	2,798,730	2,304,907
American Europacific Growth Fund Class R3	2,521,063	1,700,828
Merrill Lynch Basic Value Fund Class A	2,748,121	2,480,971
Merrill Lynch Value Opportunities Fund Class A	—	1,174,658
Dreyfus Premier Small Cap Value Fund Class A	1,639,078	—
Rent-Way Common Stock Fund	1,655,699	2,604,812
Loan Fund	1,254,997	1,172,988
During 2005, the Plan’s investments (including gains (losses) on investments bought and sold as well as held during the year) appreciated in value by $79,224 as follows:

Mutual funds	$519,710
Common stock	(440,486)

Total appreciation	$79,224

Note 4.	Settlement of Lawsuit

On January 7, 2005, the Plan received $20,910 as settlement of a class action lawsuit against the Company for Company stock held in the Plan. This will be allocated prorata based on shares held by participants in their Pre-Tax Contributions Account as of October 27, 2000. The Company, its former independent accountants, and certain of its former officers were named in a consolidated class action complaint filed in the U.S. District Court for the Western District of Pennsylvania alleging violations of the securities laws and seeking damages in unspecified amounts purportedly on behalf of a class of shareholders.
Note 5.	Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated February 28, 2005 effective for the Plan prior to adoption of the Merrill Lynch Non-standardized Prototype Defined Contribution Plan Agreement, which was adopted April 1, 2004. The Company believes the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC) and that the trust is therefore exempt from taxation under the IRC.
Note 6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Additionally, the Plan’s assets include shares of the Company’s common stock. These transactions qualify as party-in-interest.

Note 7.	U.S. Department of Labor Audit

On October 13, 2005, the U.S. Department of Labor (DOL) concluded a review of the Plan and certain activities of the Company related to restorative payments to the Plan that the Board of Directors of the Company approved as a result of the significant price drop in Company stock following disclosure of the accounting improprieties which led to the class action lawsuit discussed in Note 4. of these financial statements. The DOL found that the Company’s decision to exclude the employer matching contribution from restorative payments may have been a breach of its fiduciary obligations to the Plan and violated provisions of ERISA. The Company remitted $34,613 to the Plan to be allocated to vested holders of employer matching contributions in Company stock vested as of October 27, 2000 as corrective action. The DOL stated that it would take no further action. The DOL referred this matter to the Internal Revenue Service (IRS) for a determination of the assessment of an excise tax. The Company remitted an excise tax of $5,192 to the IRS for the tax year ended 2005 and advised the IRS that it would seek a refund of the excise tax.
Note 8.	Plan Changes

Effective April 1, 2004, the Plan appointed Merrill Lynch to be the new trustee, record keeper, and custodian of the Plan (“Trustee”). Upon adoption of the new Trustee, the Plan adopted Merrill Lynch’s Non-standardized Prototype Defined Contribution Plan Agreement. The only significant change in the new Plan agreement was the increase of the eligibility age from 18 to 21, which is Rent-Way’s minimum hiring age. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian (Putnam Investments). The conversion initiated a “Black Out” period that began March 26, 2004 and continued through April 22, 2004. During this period participants could not change fund elections, transfer investments within their account, or obtain a loan or a distribution from the Plan. During the Black Out period, employee contributions continued to be made through payroll deductions and deposited into comparable funds with the new Trustee.

On December 22, 2005, the Plan adopted an allocation methodology to allocate the employer matching contribution restorative payment discussed in Note 7, and the settlement of the class action lawsuit discussed in Note 4. These contributions will be allocated based on participant account balances.

Effective March 28, 2005, the Plan adopted the automatic rollover requirements of Internal Revenue Code Section 401(a)(31)(B).
Note 9.	Subsequent Event

Effective January 1, 2006, the Plan was amended to eliminate the 3% employer matching contribution and adopt a discretionary Company matching contribution to be determined by the Board of Directors on an annual basis. The Board of Directors cannot approve an employer matching contribution that exceeds 3% of eligible participant pay that is contributed to the Plan.

RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN #25-1407782
PLAN #001
FORM 5500 – SCHEDULE G, PART III
SCHEDULE OF NON-EXEMPT TRANSACTIONS
December 31, 2005

(c)
Description of
	(b)	Transactions				(g)
	Relationship	Including				Expense		(i)
(a)	to Plan,	Maturity Date,				Incurred in	(h)	Current	(j)
Identity	Employer,	Rate of Interest,	(d)	(e)	(f)	Connection	Cost	Value	Net Gain
of Party	or Other	Collateral, Par,	Purchase	Selling	Lease	with	of	of	on Each
Involved	Party-in-Interest	or Maturity Value	Price	Price	Rental	Transaction	Asset	Asset	Transaction
Rent-Way, Inc.	Plan Sponsor	Company employer match of restorative payment *	—	—	—	—	—	$34,613	—

*	See Note 7. to the financial statements.

See accompanying report of independent registered public accounting firm.
See Notes to Financial Statements

RENT-WAY, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN #25-1407782
PLAN #001
FORM 5500 – SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*	Merrill Lynch
	Investments	Cash	**	$14,689
		Merrill Lynch Retirement Preservation Trust	**	4,213,198
		Merrill Lynch Global Small Cap Fund Class A	**	288,985
		Merrill Lynch Basic Value Fund Class A	**	2,748,121
		Merrill Lynch Healthcare Fund Class A	**	872,951
		Merrill Lynch S&P500 Index Fund Class I	**	695,547
		Merrill Lynch U.S. Government Mortgage Fund Class A	**	400,090

	American
	Investments	American Balanced Fund Class R3	**	1,170,420
		American Growth Fund of America Class R3	**	2,798,730
		American Europacific Growth Fund Class R3	**	2,521,063

	PIMCO
	Investments	PIMCO Total Return Fund Class A	**	230,759
	Alger
	Investments	Alger MidCap Growth Institutional Portfolio	**	1,647,264
	Pioneer
	Investments	Pioneer High Yield Fund Class A	**	776,471
	Dreyfus
	Investments	Dreyfus Premier Small Cap Value Fund Class A	**	1,639,078
*	Rent-Way, Inc.	Rent-Way Common Stock Fund	**	1,655,699

*	Participant loans	Interest from 5.00% to 10.50%	—	1,254,997

	Total investments			$22,928,062

*	Denotes an allowable party-in-interest.

**	Cost information not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.
See Notes to Financial Statements

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

By:
June 26, 2006		/s/ John A. Lombardi
Date		Senior Vice President, Chief Financial
Officer and Member of Rent Way, Inc.
Employee Benefits Committee

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS

Exhibit No.	Name

23	Consent of Malin Bergquist & Company LLP